Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Sunoco Logistics Partners L.P. for the registration of equity securities of Sunoco Logistics Partners L.P. (as issuer of common units representing limited partnership interests) and debt securities of Sunoco Logistics Partners Operations L.P. (as issuer of debt securities) and to the incorporation by reference therein of our reports dated February 25, 2008, with respect to the financial statements of Sunoco Logistics Partners L.P., and the effectiveness of internal control over financial reporting of Sunoco Logistics Partners L.P., included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

Philadelphia, Pennsylvania

November 19, 2008